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March 03, 2023

VIA EDGAR TRANSMISSION

Ms. Jessica Livingston
Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549

Re:	Lion Group Holding Ltd. Registration Statement on Form F-3 Filed January 20, 2023 File No. 333-269333

Dear Ms. Livingston:

As counsel for Lion Group Holding Ltd. (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated February 16, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-3 (the “Form F-3”). For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-3 (the “Revised F-3”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-3 filed January 20, 2023

General

1.	Please include or incorporate by reference interim financial statements.

Response: The Company has amended the disclosure on page 59 in response to the Staff’s comments.

2.	Please included updated disclosure on the current status of your cryptocurrency mining activities.

Response: The Company has amended the disclosure on page 9 in response to the Staff’s comments.

3.	Please provide a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company’s assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

Response: The Company has amended the disclosure on page 18 in response to the Staff’s comments.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Ms. Jessica Livingston Securities and Exchange Commission Page 2

4.	Please disclose any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

Response: The Company has amended the disclosure on page 9 in response to the Staff’s comments.

5.	To the extent material, please discuss how the bankruptcies of certain crypto asset market participants, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered because of the bankruptcies or may otherwise be lost or misappropriated.

Response: The Company has amended the disclosure on page 9 in response to the Staff’s comments.

6.	If material to an understanding of your business, please discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

Response: The Company has amended the disclosure on page 13 in response to the Staff’s comments.

7.	We note that you own or have issued crypto assets and hold crypto assets on behalf of third parties. To the extent material, please explain here or in your incorporated Management’s Discussion and Analysis whether these crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

Response: The Company has not pledged any crypto assets to any parties since the start of crypto business and has amended the disclosure on page 9 in response to the comments.

8.	To the extent material, please explain whether, to your knowledge, crypto assets you have issued serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

Response: The Company is unaware that the MetaWords NFTs currently held by its users serve as collateral for any other person or entity and has amended the disclosure on page 9 in response to the comments.

Ms. Jessica Livingston Securities and Exchange Commission Page 3

Risk Factors, page 12

9.	Refer to your KYC procedures risk factor disclosure on pages 12-13. This disclosure appears to focus on the activities of clients that could undermine the effectiveness of such procedures. Please expand the disclosure to address the risks with procedures themselves, including the limitations of using an IP blacklist.

Response: The Company has amended disclosure on pages 14 and 15 in response to the Staff’s comments.

10.	To the extent material, please discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

Response: The Company has amended disclosure on pages 16 and17 in response to the Staff’s comments.

11.	We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. Please describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Also describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

Response: The Company has amended disclosure on pages 14 and 15 in response to the Staff’s comments.

12.	Please describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

Response: The Company has amended disclosure on page 17 in response to the Staff’s comments.

Ms. Jessica Livingston Securities and Exchange Commission Page 4

13.	Please describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Response: The Company has amended disclosure on page 17 in response to the Staff’s comments.

14.	Please describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Response: The Company has amended disclosure on page 19 in response to the Staff’s comments.

15.	To the extent material, please describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Response: The Company has amended disclosure on page 19 in response to the Staff’s comments.

16.	To the extent material, please describe any of the following risks from disruptions in the crypto asset markets:

●	Risk from depreciation in your stock price.

●	Risk of loss of customer demand for your products and services.

●	Financing risk, including equity and debt financing.

●	Risk of increased losses or impairments in your investments or other assets.

●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

●	Risks from price declines or price volatility of crypto assets.

Response: The Company has amended disclosure on page 16 in response to the Staff’s comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence Venick
Partner